ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
[redacted]3100
101
com

06013000

SUPPL

18 April 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

Andrew Geddes
Investor & Media Relations Manager

encl

ventracor

asx announcement

Rights Issue Closes Over Subscribed

Sydney Tuesday 18 April 2006: Ventracor Limited (ASX:VCR) today announced its renounceable rights issue had closed over subscribed.

Ventracor Chairman John Massey said: "Our recent placement and the rights issue received exceptional support from our loyal shareholders as well as institutional investors who clearly see the great potential in Ventracor's future.

"In addition to the strong participation by existing shareholders in the rights issue, we also welcome some major new institutional investors who participated in the placement.

"We believe the strong level of investor interest and support is an endorsement of Ventracor's overall strategy to build a quality global business and in particular the progress towards regulatory approval and commercial sales of VentrAssist.

"The Company remains on track to achieve key milestones and revenue expansion as a result of sales of the VentrAssist during its clinical trial in the United States.

"We are targeting a large potential market with a very competitive product offering. We are the first and only 3G LVAD in US Clinical Trials today," Mr Massey said.

The placement and rights issue give the Company cash reserves of approximately $60 million.

"Ventracor will prudently use these funds to contribute to the funding of the clinical trials, regulatory approval and commercialisation processes of the VentrAssist along with the advancement of next generations of the VentrAssist," Mr Massey said.

He added the funds will also be applied to the investigation and potential development of advanced products to add to Ventracor's technology portfolio.

Joint Lead Managers for the placement and rights issue were ABN AMRO Morgans Corporate Limited and Citigroup Global Markets Australia Pty Ltd.

About Ventracor
Ventracor is a global medical device company which has developed a blood pump, the VentrAssist left ventricular assist device (LVAD) for patients in heart failure. Ventracor plans to bring the VentrAssist to the global market.

For further information, please contact:

Mr. John Massey
Chairman
Ventracor Limited
07 3868 4958

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086